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                        QUICKTURN DESIGN SYSTEMS, INC.

               (Name of Registrant as Specified In Its Charter)

                         CADENCE DESIGN SYSTEMS, INC.

   (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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

FOR IMMEDIATE RELEASE

                    CADENCE HIGHLIGHTS WEAKNESSES OF LATEST
                                MENTOR PROPOSAL

  SAN JOSE, Calif. -- January 7, 1999 -- Cadence Design Systems, Inc. (NYSE:CDN) today responded to a press release issued late yesterday by Mentor Graphics which outlined Mentor's proposal to purchase 11.6 percent of Quickturn Design Systems, Inc. (NASDAQ:QKTN) shares.

  Jack Harding, President and CEO of Cadence, said: "Mentor's latest proposal clearly underscores the fundamental weaknesses of Mentor's approach to Quickturn's stockholders. It is a hodgepodge of new and old conditions that provides Quickturn stockholders with no assurance that Mentor can get a deal done."

  "Mentor has finally admitted that it does not have committed financing for its proposed second-step transaction, and its latest proposal only guarantees more litigation, delay and uncertainty for Quickturn investors," said Harding. "It seems risky at best, and I strongly urge Quickturn stockholders to demand that Mentor demonstrate an unconditional commitment to purchase all outstanding shares with no financing conditions or other strings attached."

  Harding continued, "If Mentor Graphics' proposal to replace the Quickturn board of directors is defeated on Friday, January 8th, Cadence is firmly committed to finalizing our transaction with Quickturn. Our merger agreement with Quickturn is unambiguous. We will acquire 100 percent of Quickturn's stock in a firm deal with no financing issues."

  As Cadence previously stated, the Cadence/Quickturn merger agreement would be imperiled if Quickturn stockholders replace the independent Quickturn Board with Mentor's handpicked board slate at the Friday, January 8 stockholder meeting.

  "We will not participate in an auction conducted by Mentor's nominees to the Quickturn board, nor will we proceed with Quickturn if a pooling of interests is blocked or if Quickturn is forced to share confidential information with Mentor -- its fiercest competitor," Harding said.

  As previously announced, the boards of Cadence and Quickturn unanimously approved a definitive merger agreement under which Cadence will acquire 100 percent of Quickturn's outstanding common stock in a tax-free, stock-for stock transaction. As a result of the merger, Quickturn will become a wholly-owned subsidiary of Cadence. Cadence stock will be valued for purposes of the exchange based upon the closing prices for Cadence stock on the NYSE during a five-day trading period ending three days prior to the merger. Cadence said that it expects the transaction to be accretive to earnings in 1999.

ABOUT CADENCE

  Cadence Design Systems, Inc. provides comprehensive services and software for the product development requirements of the world's leading electronics companies. Cadence is the largest supplier of software products, consulting services, and design services used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronic-based products. With more than 4,000 employees and 1997 annual sales of $916 million, Cadence has sales offices, design centers, and research facilities around the world. The company is headquartered in San Jose, Calif. and traded on the New York Stock Exchange under the symbol CDN. More information about the company, its products and services may be obtained from the World Wide Web at http://www.cadence.com.

                                   -- end --

Cadence Highlights Weaknesses of Latest Mentor Proposal                   Page 2

  This release contains forward-looking statements based on current expectations or beliefs as well as a number of assumptions about future events, and that are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Cadence and Quickturn. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing of the acquisition, the transaction being accretive to earnings in 1999, and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Quickturn's business will not be successfully integrated with Cadence's business; costs associated with the merger; the inability to obtain the approval of Quickturn's shareholders; matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction; and increased competition and technological changes in the industry in which Cadence and Quickturn compete. For a detailed discussion of these and other cautionary statements, please refer to Cadence's and Quickturn's filings with the Securities and Exchange Commission, including their respective Annual Reports on Form 10-K for the year ended December 31, 1997 and their respective Quarterly Reports on Form 10-Q for the quarter ended September 30, 1998. In addition, Cadence Design Systems, Inc. has filed a preliminary proxy statement pursuant to Schedule 14(a) of the Securities Exchange Act of 1934 in opposition to the solicitation of Mentor Graphics Corporation and MGZ Corp. at the Special Meeting of Stockholders on January 8, 1999. The proxy statement contains additional information on the matters described herein.

  Cadence and the Cadence logo are registered trademarks of Cadence Design Systems, Inc. All other brands or product names are the property of their respective holders.

CONTACTS

For Cadence Design Systems, Inc.

Investors: Ray Bingham--(408) 944-7503

Media: Laurie Stanley--(408) 428-5019 or
    Robert Mead--Gavin Anderson & Co. (212) 373-0226